                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2007

                              TELECOM ITALIA MEDIA S.P.A.
                 (Translation of registrant's name into English)

                  VIA DELLA PINETA SACCHETTI 229, 00168 ROME, ITALY
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

This press release contains alternative performance indicators not contemplated under IFRS accounting standards (EBITDA and Net Financial Borrowings). These terms are defined in an enclosure.

Telecom Italia Media: Board approves Q1 report

Telecom Italia Media has begun its new mission as the Telecom Italia Group’s “Content Competence Center” with exclusive America’s Cup 2007 coverage on cross-Group platforms (La7, La7.it, La7 Cartapiù, Alice, Rosso Alice, Alice Home TV and TIM), with an average audience share of 6.1% on La7 (rising to 8%) and more than 17 million overall viewers

REVENUES: UP 31.5 % TO 57.6 MILLION EUROS (43.8 MILLION EUROS FOR THE FIRST QUARTER OF 2006), BOOSTED STRONGLY BY NEW PLATFORMS REVENUES (UP FROM 22% TO 31%)

LA7 FREE-TO-AIR: SHARP RISE IN ADVERTISING REVENUES (UP 15.8%), BUCKING THE OVERALL TREND IN ITALY. NEW GROWTH RECORD OF OVER 25% SET IN MARCH

MTV FREE-TO-AIR: DOMESTIC AND INTERNATIONAL ADVERTISING REVENUES UP 10.2% AND 11.1% RESPECTIVELY

DIGITAL TERRESTRIAL: REVENUES MORE THAN DOUBLE (UP 132.1%) TO 12.3 MILLION EUROS

MULTIMEDIA: ADVERTISING REVENUES UP 69.2%

EBITDA: -11.0 MILLION EUROS, A 60.7% IMPROVEMENT COMPARED WITH THE Q1 2006 FIGURE OF -28.0 MILLION EUROS, NOW POSITIVE FOR MULTIMEDIA AND PAY-PER-VIEW

EBIT: -26.2 MILLION EUROS, A 36.1% IMPROVEMENT COMPARED WITH THE Q1 2006 FIGURE OF -41.0 MILLION EUROS, DESPITE DIGITAL TERRESTRIAL AMORTIZATION AND DEPRECIATION

NET RESULT: -19.3 MILLION EUROS (-26.3 MILLION EUROS FOR THE FIRST QUARTER OF 2006)

NET FINANCIAL DEBT: 190.6 MILLION EUROS, UP 62.4 MILLION EUROS COMPARED WITH DECEMBER 31, 2006,  MAINLY DUE TO  INDUSTRIAL INVESTMENTS AND OPERATIONAL CASH FLOW

Milan, May 7 2007 – At today’s meeting, the Telecom Italia Media Board of Directors, chaired by Enrico Parazzini, examined and adopted the Q1 Report for 2007.

Consolidated revenues for the quarter were up 31.5% to 57.6 million euros (from 43.8 million euros for the first quarter of 2006), driven by sharply higher domestic advertising revenues and by strong growth in digital terrestrial platform revenues. Advertising revenues bucked the Italian advertising market trend (a 5.9% contraction during the first two months of 2007, according to Nielsen), confirming the success of the content-centric programming strategy adopted by broadcasters La7 and MTV Italia.

EBITDA of -11.0 million euros was a 60.7% improvement on the first quarter of 2006 (when the figure was -28.0 million euros). This result may be ascribed to improved results from analog free-to-air generated by advertising revenue growth, in addition to a significant recovery in digital terrestrial TV profitability, driven by excellent pay-per-view performance and free-to-air digital channel cost rationalization.

EBIT was up 36.1% to -26.2 million euros (-41.0 million euros for the first quarter of 2006). Improved profitability from operations was partially offset by 2.2 million euros in  higher amortization and depreciation regarding Q1 digital network infrastructure investments. Amortization and depreciation had a 15.2 million euro impact on operating income: 6.8 million euros was associated with DTT investments for which expected returns have, as previously stated, been further delayed following another postponement of Italy’s analogue-to-digital switchover.

The net result of -19.3 million euros, compared with -26.3 million euros for the first quarter of 2006, benefited from higher profitability from operations, and was partially offset by net financial charges.

Industrial investments of 30.5 million euros in the first quarter of 2007 compared with 45.4 million euros for the same period in 2006.

Net financial debt at March 31, 2007 amounted to 190.6 million euros, compared with 128.2 million euros at December 31, 2006. The 62.4 million euro rise may be ascribed to industrial investments, particularly TV rights acquisitions and digital terrestrial television expansion, in addition to operational management requirements for the quarter (operational cash flow of 31.0 million euros).

Results Breakdown by Business Sector

Free-to-Air Television

Free-to-air earnings for the first quarter of 2007 were particularly impressive: revenues rose 17.7% to 38.5 million euros, (32.7 million euros in 2006) and significant improvements were posted in EBITDA (a 55.9% improvement to -4.1 million euros) and EBIT (a 24.8% improvement to -12.1 million euros).

Higher turnover may be ascribed in particular to 13.9% growth in domestic advertising revenue, which as already stated sharply reversed the overall market trend. Specifically:

La7 revenues rose by 21.8% to 25.7 million euros, compared with 21.1 million euros for the first quarter of 2006. The figure was boosted by a 15.8% rise in overall advertising revenues (up by more than 25% in March alone). This positive result boosted profitability and had a positive impact on EBITDA (up 36.1%, +3.0 million euros) and EBIT (up 14.4%, +2.0 million euros).

In the first quarter of 2007, La7 consolidated its average daily share of 3% at a time when overall viewing figures suffered a significant drop (4.6% lower, with a 24-hour average audience that dropped below 10 million). During Q1, La7 built on the values the broadcaster implemented during the autumn season to attract daily audiences of 13.1 million people, as in 2006. In April, La7 reached an average audience of 6.1% (rising to 8%) for its coverage of the 32nd America’s Cup, peaking at 12% and attracting 17 million viewers in total.

Sailing is the latest in a long line of successes, after Six Nations Rugby and the Superbike championship (both of which scored better than a 5% share, with peak figures of up to 17% for the Rugby, sharply better than in 2006), for overall viewing figures of 15 and 13 million respectively. La7 has leveraged so-called “minor sports” into highly popular mass entertainment.

Morning news-related programming is attracting an increasingly large viewership. OMNIBUS and OMNIBUS W.E. have achieved a significant 5.1% increase (average share 4.4%), while the La7 noon news bulletin average share is up 20.5% to 2.6%.

MTV’s revenues posted a 10.8% rise to 14.4 million euros compared with Q1 in 2006 (13.0 million euros). In the first quarter of 2007, MTV consolidated its position with higher domestic (+10.2%) and international (+11.1%) advertising revenues, generating around a 2.0 million euro improvement in EBITDA and EBIT.

MTV Italia is celebrating ten years as the must-see channel for youth viewers in Italy. Now ten years young, this channel has revolutionized Italy’s TV market. Boosted by the excellent results it has achieved, MTV Italia is taking the next step by focusing on the key factors for success that have always set it apart: a direct, empathetic relationship with its audience strong enough to fill major venues for ad hoc events, and a keenness to embrace technological advances and adopt modern media over all available platforms.

Multimedia

In the first quarter of 2007, multimedia operations generated revenues of 5.1 million euros, up 27.5% on the same period in 2006 (4.0 million euros). Results were positive across all platforms, and buoyed by 69.2% growth in advertising revenues. This was reflected in the figures for EBITDA (up 35.7% to 1.9 million euros compared with 1.4 million in 2006) and EBIT (up 45.5% to 1.6 million euros, compared with 1.1 million in 2006).

Telecom Italia Media Group multimedia operations span satellite operations, interactive operations, and a new role as the Telecom Italia Content Competence Center. Satellite channel advertising revenue (for music channel MTV, and entertainment channels Nickelodeon and Paramount Comedy) was up sharply compared with the first quarter of 2006, and Interactive channels achieved a significant increase in unique users (850,000 for MTV.IT and 300,000 for La7.it).

DTT Television

First-quarter 2007 revenues more than doubled to 12.3 million euros after 132.1% growth (5.3 million euros for the first quarter of 2006). Profitability also improved significantly with rises in EBITDA (up 77.1% to -3.6 million euros, compared with -15.7 million euros in 2006) and EBIT (up 51.6% to -10.4 million euros, compared with -21.5 million euros in 2006).

This performance reflected higher pay-per-view revenues and margins (EBITDA for 2007 was a positive 1.1 million euros, compared with -7.9 million euros for the same period in 2006), allied to development of “La7 Cartapiù” commercial offerings – which have benefited from Telecom Italia’s agreement with Mediaset to broadcast Serie A football matches – and higher sales of digital bandwidth as a Network Operator.

QOOB TV – a multimedia platform for top animation, graphic design, film and music-based programming distributed via television, the internet and cellphones – continued to post growth, registering over 200,000 unique users in February.

Network Operator business (TI Media Broadcasting) in the first quarter of 2007 saw the completion of a 15.9 million euro contract for the acquisition of frequencies in Sicily to improve coverage in the region. Once the operation has been completed, nationwide population coverage by the two Digital Multiplexes will rise respectively to 87.2% and 74%.

News

First-quarter 2007 News Operations conducted through the APCom wire agency posted revenues corresponding to 2.1 million euros, in line with first quarter 2006 revenues. Profitability remained at the levels achieved during the same period in 2006. On average, the unit distributes over 900 news items every day.

§§§

The Board of Directors resolved to merge Holding Media e Comunicazione HMC S.p.A. and HMC Pubblicità S.r.l. (under liquidation) into the company.

Approved by the administrative bodies of the companies being merged, the move entails no modifications to TI Media’s company bylaws, and requires no increase in TI Media’s registered stock as the company already owns 100% of both of the companies being incorporated.

The merger comes into effect on the final date that the merger deed is registered at the Companies Registration Office, that is to say, on the date stated on the deed itself, which is scheduled for signature in July 2007. After this date, operations undertaken by the companies being incorporated will be entered onto the TI Media accounts, including for tax purposes.

§§§

The first quarter 2007 results will be presented to the financial community today during a conference call at 4:00 p.m. (Italian Standard Time). Journalists are invited to follow the presentation by calling +39 06 33485042. For those who are unable to follow the live conference call, a recorded version of the presentation will be available for 48 hours by calling: +39 06 334843 (access code 145232#).

Telecom Italia

Media Relations

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

Investor Relations

+39.06.5150.5424

www.investor.telecomitaliamedia.it

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established under IFRS, certain alternative performance measures are presented in order to enhance the understanding of Telecom Italia Media Group operating trends and financial conditions. These measures should not, however, be construed as a substitute for the operating and financial information required under IFRS.

Specifically, the alternative performance measures used are:

•

EBITDA. This indicator is used by Telecom Italia Media as a financial target in internal and external presentations. It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at Business Unit level), in addition to EBIT. These measures are calculated as follows:

Income from continuing operations before taxes
+	Financial expenses
-	Financial income
+/-	Share of (profits) losses of associates and joint ventures accounted for using the equity method
EBIT (Operating Income)
+/-	Impairment losses / (reversals) on non-current assets
+/-	Losses / (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA (Operating income before depreciation and amortization, Capital gains / (losses) realized and Impairment reversals / (losses) on non-current assets)

•

Net Financial Debt. Telecom Italia Media believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is calculated as Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets (financial receivables and securities other than investments).

Attachment

TELECOM ITALIA MEDIA GROUP CONSOLIDATED INCOME STATEMENT

(in thousand of euro)	Q1 2007	Q1 2006	Changes	
	(a)	(b)	(a-b)	%
Revenues	57,622	43,779	13,843	31.5
Other income	1,489	465	1,024	220.2
Total operating revenue and operating income	**59,111**	**44,244**	**14,867**	**33.6**
Purchases of material and external services	(50,607)	(54,164)	3,557	6.6
Personnel costs	(18,001)	(17,472)	(529)	(3.0)
Other operating expense	(2,692)	(1,958)	(734)	(37.5)
Changes in inventories	1,095	1,052	43	4.1
Capitalised internal construction costs	108	335	(227)	(67.8)
OPERATING INCOME BEFORE AMORTIZATION EBITDA	**(10,986)**	**(27,963)**	**16,977**	**60.7**
Amortisation	(15,208)	(13,076)	(2,132)	(16.3)
Gains/(losses) on disposal of non-current assets	-	-	-	-
Write-ups/(write-downs) of non-current assets	-	-	-	-
OPERATING INCOME	**(26,194)**	**(41,039)**	**14,845**	**36.1**
Share of earnings of equity investments in associates value with the equity method	-	-	-	-
Financial income	195	2,882	(2,687)	(93.2)
Financial expense	(1,812)	(124)	(1,688)	n.s.
RESULT FROM CONTINUING OPERATIONS BEFORE TAX	**(27,811)**	**(38,281)**	**10,470**	**27.4**
Income taxes	8,517	11,960	(3,443)	(28.8)
NET PROFIT FROM CONTINUING OPERATIONS	**(19,294)**	**(26,321)**	**7,027**	**26.7**
Net profit (loss) from discontinued operations/held for sale	-	-	-	-
INCOME (LOSS) FOR THE PERIOD	**(19,294)**	**(26,321)**	**7,027**	**n.s.**
Attributable to:				
* Net profit (loss) attributable to the Parent	(19,496)	(25,771)	6,275	(24.3)
* Net profit (loss) attributable to the minority interest	202	(550)	752	n.s.

The Telecom Italia Media Group is organized in two Business Units — **Television** and **News.**

- The **Television** Business Unit focuses on the production and broadcasting of content through analog TV networks managed under central government concession and digital networks, as well as the marketing of advertising time during commercial breaks in programming. It also operates as both an analog and digital television broadcaster and manages both satellite channels and pay-per-view services on Digital Terrestrial TV. In detail, as the context in which the Group operates has changed, in 2007 Telecom Italia Media adjusted its business model, based on the following activities:

  - ***Free to Air***, which includes the two analog TV channels La7 and MTV;
  - ***Multimedia***, which takes on the role of Content Competence Center of the Telecom Italia Group in designing and producing the content offer for the IPTV, DVBH and Rosso Alice platforms and developing content and channels on satellite and interactive platforms (Web and Mobile);
  - ***Digital Terrestrial***, through consolidation of the Calcio PPV business model, the offer of new content, and the rental of digital band to third parties.

- The "**News**" Business Unit operates through TM News, a leading Italian press agency with a marked international scope. It originated through a partnership with Associated Press (AP) and provides news around the clock, as well as special analyses, specials and reports from its headquarters in Rome and Milan, and its international offices in Brussels, New York and Moscow.

INFORMATION BY BUSINESS UNIT

	Television						
(in millions of euro)	Free to Air	Multimedia	DTT	Total TV	News	Staff - Other activities and adjustments	Group total
Sales and service revenues							
Q1 2007	**38.5**	**5.1**	**12.3**	**55.9**	**2.1**	**(0.4)**	**57.6**
Q1 2006	32.7	4.0	5.3	42.0	2.1	(0.3)	**43.8**
Year 2006	144.4	23.6	31.5	199.5	9.3	(1.3)	**207.5**
EBITDA							
Q1 2007	**(4.1)**	**1.9**	**(3.6)**	**(5.8)**	**(1.7)**	**(3.5)**	**(11.0)**
Q1 2006	(9.3)	1.4	(15.7)	(23.6)	(1.6)	(2.8)	**(28.0)**
Year 2006	(30.5)	7.5	(43.4)	(66.4)	(5.6)	(10.9)	**(82.9)**
EBIT							
Q1 2007	**(12.1)**	**1.6**	**(10.4)**	**(20.9)**	**(1.8)**	**(3.5)**	**(26.2)**
Q1 2006	(16.1)	1.1	(21.5)	(36.5)	(1.7)	(2.8)	**(41.0)**
Year 2006	(59.0)	6.3	(67.6)	(120.3)	(6.3)	(10.9)	**(137.5)**
Investments							
Q1 2007	**11.5**		**18.9**	**30.4**	**0.1**		**30.5**
Q1 2006	7.6		37.8	45.4			**45.4**
Year 2006	32.4	0.1	52.3	84.8			**84.8**

TELECOM ITALIA MEDIA GROUP CONSOLIDATED BALANCE SHEET

(in thousand of euro)	03/31/2007 (a)	12/31/2006 (b)	Changes (a-b)
ASSETS			
NON-CURRENT ASSETS			
Intangible assets			
- Goodwill	185,532	185,532	-
- Intangible assets with a finite life	226,643	211,061	15,582
	412,175	396,593	15,582
Tangible assets			
- Property, plant and equipment owned	63,164	63,485	(321)
- Assets held under finance leases	-	-	-
	63,164	63,485	(321)
Other non current assets			
- Equity investments	4,703	4,703	-
- Financial receivables and other non-current financial assets	2,039	2,182	(143)
- Miscellaneous receivables and other non-current assets	62,369	62,304	65
Deferred tax assets	24,176	15,627	8,549
	93,287	84,816	8,471
TOTAL NON-CURRENT ASSETS (A)	**568,626**	**544,894**	**23,732**
CURRENT ASSETS			
Inventories	3,956	2,753	1,203
Trade receivables, miscellaneous receivables and other current assets	179,569	179,323	246
Current tax assets	1,867	1,858	9
Securities other than equity investments	-	-	-
Financial receivables and other current financial assets	1,719	5,463	(3,744)
Cash and cash equivalents	392	275	117
Subtotal current Assets	**187,503**	**189,672**	**(2,169)**
Discontinued operations/Assets held for sale			
of a financial nature	-	-	-
of a non-financial nature	-	-	-
	-	-	-
TOTAL CURRENT ASSETS (B)	**187,503**	**189,672**	**(2,169)**
TOTAL ASSETS (A+B)	**756,129**	**734,566**	**21,563**
SHAREHOLDERS' EQUITY AND LIABILITIES			
EQUITY			
Equity attributable to equity holders of the Parent	338,883	358,326	(19,443)
Equity attributable to Minority interests	13,105	12,903	202
TOTAL SHAREHOLDERS' EQUITY (C)	**351,988**	**371,229**	**(19,241)**
NON-CURRENT LIABILITIES			
Non-current financial liabilities	110,700	116,223	(5,523)
Employee severance indemnities and other employee-related reserves	15,081	14,705	376
Reserve for deferred taxes	36,771	37,538	(767)
Reserve for future risk and charges	702	718	(16)
Miscellaneous payables and other non-current liabilities	29	33	(4)
TOTAL NON CURRENT LIABILITIES (D)	**163,283**	**169,217**	**(5,934)**
CURRENT LIABILITIES			
Current financial liabilities	84,038	19,935	64,103
Trade payables, miscellaneous payables and other liabilities	156,511	173,912	(17,401)
Current tax liabilities	309	273	36
Subtotal current Liabilities	**240,858**	**194,120**	**46,738**
Liabilities relating to discontinued operations/asset held for sale			
of a financial nature	-	-	-
of a non-financial nature	-	-	-
	-	-	-
TOTAL CURRENT LIABILITIES (E)	**240,858**	**194,120**	**46,738**
TOTAL LIABILITIES (F=D+E)	**404,141**	**363,337**	**40,804**
TOTAL EQUITY AND LIABILITIES (C+F)	**756,129**	**734,566**	**21,563**

TELECOM ITALIA MEDIA GROUP - CONSOLIDATED CASH FLOWS STATEMENT

(in thousands of euro)	Q1 2007	Year 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) from continuing operations	(19,294)	(98,850)
Adjustments to reconcile net income from continuing operations to cash flows generated by (used in) operating:		
Depreciation and amortization	15,208	55,210
Impairment/reversals losses of non-current assets (including investments)	-	1,708
Net change in deferred tax assets and liabilities	(9,316)	11,354
Net realized/gains losses on disposals of non-current assets (including investments)	-	(675)
Share of (profits) losses of associates accounted for using the equity method		
Change in employee severance indemnities and other employee-related provisions	376	1,682
Change in other operating assets/liabilities:	(12,077)	37,601
Change in inventories (I)	(1,203)	1,751
Change in trade receivables (I)	7,337	(20,024)
Change in trade payables (I)	(17,946)	(7,804)
Net change in miscellaneous receivables/payables and other assets/liabilities (I)	(265)	63,678
CASH FLOWS GENERATED BY (USED IN) OPERATING ACTIVITIES (A)	**(25,103)**	**8,030**
CASH FLOWS FROM INVESTING ACTIVITIES	-	-
Acquisitions of intangible assets on an accrual basis	(25,741)	(55,613)
Acquisitions of tangible assets on an accrual basis	(4,756)	(29,221)
Total acquisitions of intangible and tangible assets on an accrual basis	(30,497)	(84,834)
Change in amounts due to fixed asset suppliers	(6,777)	(4,761)
Total acquisitions of intangible and tangible assets on a cash basis	(37,274)	(89,595)
Acquisitions of investments in subsidiaries and businesses, net of cash acquired (II)	-	-
Acquisitions of other investments (II)	-	(20)
Change in financial receivables and other financial assets (I)	3,887	(908)
Proceeds on sale of investments in subsidiaries, net of cash disposed of (III)	-	65,787
Proceeds on sale of intangible, tangible and other non-current assets and distribution of reserves from associates (III)	28	1,820
CASH FLOWS GENERATED BY (USED IN) INVESTING ACTIVITIES (B)	**(33,359)**	**(22,916)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in current financial liabilities and other (I)	15	22
Proceeds from non-current financial liabilities (including current portion)	-	100,259
Repayments of non-current financial liabilities (including current portion)	(3,749)	
Other changes in non-current financial liabilities	1,223	22,120
Proceeds from equity instruments	-	2,334
Share capital increases/repayments	-	
Dividends paid (distribution of reserve included)	(1)	(552,668)
CASH FLOWS GENERATED BY (USED IN) FINANCING ACTIVITIES (C)	**(2,512)**	**(427,933)**
Cash flows generated by (used in) discontinued operations/assets held for sale (D)		
AGGREGATE CASH FLOWS (E=A+B+C+D)	**(60,974)**	**(442,819)**
NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (F)	**(8,403)**	**434,416**
Net effect of foreign currency translation on net cash and cash equivalents (G)	-	-
NET CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (H=E+F+G)	**(69,377)**	**(8,403)**
ADDITIONAL CASH FLOW INFORMATION:		
Income taxes (paid)/collected	-	117,928
Interest expense paid	-	-
Interest income received	-	-
Dividends received	-	-
RECONCILIATION BETWEEN CASH AND TOTAL NET CASH EQUIVALENTS:		
NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR, BROKEN DOWN AS FOLLOWS:	**(8,403)**	**434,416**
Cash and cash equivalents - from continuing operations	275	450,215
Bank borrowings repayable on demand - from continuing operations	(8,678)	(12)
Cash and cash equivalents - classified as discontinued operations/assets held for sale	-	3,616
Bank borrowings repayable on demand - classified as discontinued operations/assets held for sale	-	(19,403)
NET CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR, BROKEN DOWN AS FOLLOWS:	**(69,377)**	**(8,403)**
Cash and cash equivalents - from continuing operations	392	275
Bank borrowings repayable on demand - from continuing operations	(69,769)	(8,678)
Cash and cash equivalents - classified as discontinued operations/assets held for sale		-
Bank borrowings repayable on demand - classified as discontinued operations/assets held for sale	-	-

(I)	Net of the effects of the purchase/sale of equity investments in consolidated subsidiaries.	-	-
(II)	Net of the change in accounts payable for the relevant acquisition.		
(III)	Net of the change in accounts receivable for the relevant sale.

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. The ability of the Telecom Italia Media Group to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Media Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in the market;

- the ability of the Telecom Italia Media Group to introduce new services and products;

- the impact of regulatory decisions and changes in the regulatory environment;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and

- Telecom Italia Media's ability to successfully implement its internet strategy.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 7th, 2007

                                               TELECOM ITALIA MEDIA S.P.A.
                                                      (Registrant)

                                              BY: /s/ Paolo Serra
                                                  ---------------------------
                                                      Paolo Serra
                                                 Chief Financial Officer